FERMO GROUP, INC.

Allmandring 1/22a-35,
Stuttgart, Germany 70569

Tel. 011-49-7211324929

E-mail: fermoinc@gmail.com

May 15, 2012

Mr. Daniel Leslie or Ms. Brigitte Lippmann

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:  Fermo Group, Inc.

Amendment No.2 to Registration Statement on Form S-1

Filed April 26, 2012

File No. 333-179738

Dear Mr. Daniel Leslie and Ms. Brigitte Lippmann:

Further to your letter dated May 3, 2012, concerning the deficiencies in Amendment No.2 to Registration Statement on Form S-1 filed on April 26, 2012, we provide the following responses:

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please revise your prospectus to disclose your election under Section 107(b) of the Act:

•  If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable in your critical accounting policy disclosures in MD&A; or

•  If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Response:  In response to this comment the Company revised the disclosure as required and added the risk factor to page 10:

WE ARE AN “EMERGING GROWTH COMPANY” AND WE CANNOT BE CERTAIN WHETHER THE REDUCED DISCLOSURE REQUIREMENTS APPLICABLE TO EMERGING GROWTH COMPANIES WILL MAKE OUR COMMON STOCK LESS ATTRACTIVE TO INVESTORS.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding an annual non-binding advisory vote on executive compensation and nonbinding stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Corporate Background and Business Overview, page 5

1. In the last paragraph on page 5 you disclose your financial statements report no revenues and a net loss of $2,887 from inception through March 31, 2012 whereas your balance sheet as of March 31, 2012 on page 40 reflects a deficit accumulated during the development stage of ($7,962). Please revise as appropriate.

Response:  In response to this comment the Company revised its disclosure as requested.

Summary Financial Information, page 7

3.  The financial information disclosed here is not consistent with the financial information disclosed in your financial statements beginning on page 40. Please revise.

Response:  In response to this comment the Company revised its Summary Financial Information.

Risk Factors, page 7

We Are Solely Dependent Upon The Funds To Be Raised . . . , page 7

4.  You disclose liabilities of $4,400 as of March 31, 2012 whereas your balance sheet as of March 31, 2012 on page 40 reflects liabilities of $5,400. Please revise as appropriate.

Response:  In response to this comment the Company revised the risk factor as required.

Dilution, page 13

5.  We note your dilution calculations are based on a net tangible book value of ($3,962) as of March 31, 2012 whereas your balance sheet as of March 31, 2012 on page 40 reflects a net tangible book value of ($4,962). Please revise your disclosure and calculations as appropriate.

Response:  In response to this comment the Company revised its disclosure and calculations. Please refer to page 13 of the prospectus..

Management’s Discussion and Analysis or Plan of Operation, page 16

6. Your disclosures of financial information are not consistent with your financial statements. The following are examples of inconsistencies in the amounts disclosed here as compared to your financial statements:

• “Our loss since inception is $6,962.”

•  “As of March 31, 2012, the Company had $438 cash and our liabilities were $4,400, . . .”

Please revise the financial information throughout your document to ensure amounts disclosed are consistent with the amounts reported in your financial statements.

Response:  In response to this comment the Company revised the financial information throughout its document to ensure amounts disclosed are consistent with the amounts reported in its financial statements.

Future Sales by Existing Stockholders, page 26

7.  We note your response to comment 3 in our letter dated April 6, 2012 in which you stated that you have entered into a sales agreement and that your management devotes a significant amount of time to your operations. Regarding the sales agreement, entering into a sales agreement—even if a partial payment has been made—in and of itself does not constitute more than nominal operations. Regarding the time your management devotes to your operations, the amount of time spent on operations does not change the nature of those operations. As previously noted, you do not have revenue and your operating expenses from inception to March 31, 2012 consist solely of $7,500 in professional fees and $462 in general and administrative expenses. In addition, your total assets as of March 31, 2012 equal $438. As such, your operations are nominal. Please disclose that you are currently a shell company and that Rule 144 is unavailable to your promoter pursuant to Rule 144(i) of the Securities Act.

Response:  In response to this comment the Company disclosed that it is currently a shell company and that Rule 144 is unavailable to your promoter pursuant to Rule 144(i) of the Securities Act.

Statements of Operations, page 41

8.  We note the loss from operations before provision for income tax of ($7,962) and no provision for income tax resulting in a net loss of ($6,962). Please reconcile and revise as appropriate.

Response:  In response to this comment the Company revised as appropriate.

Exhibit 23.1

9.  Please include a currently dated consent in your amended filing.

Response:  In response to this comment the Company included a currently dated consent in its amended filing.

Please direct any further comments or questions you may have to the company at fermoinc@gmail.com or to the company's legal counsel Mr. Kevin A. Polis, Esq. at:

Carrillo Huettel, LLP

3033 Fifth Avenue, Suite 400

San Diego, CA 92103

TEL: 619.546.6154

TEL: 619.546.6100

FAX: 619.546.6060

Email: kpolis@carrillohuettel.com

Thank you.

Sincerely,

/S/ Ilia Sachin

Ilia Sachin, President

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